ADDENDUM TO INVESTMENT ADVISORY AGREEMENT
FISCAL YEAR-END 12/31/2015

Calvert Variable Products, Inc.

Calvert Investment Management, Inc. (“Calvert” or the “Advisor”) is the investment advisor to the above-referenced registered investment company (Fund). Calvert has agreed, with the Fund, to contractually limit (direct/ or direct ordinary) net annual fund operating expenses of the Fund through April 30, 2017, as follows. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figures are expressed as a percentage of average net assets.

Class F

Calvert Variable Products, Inc.

Calvert VP Nasdaq 100 Index Portfolio	0.94%
Calvert VP Investment Grade Bond Index Portfolio	0.85%

Effective October 30, 2015

For Fund:	/s/ Ivy Wafford Duke	For Calvert:	/s/ Vicki L. Benjamin
	Ivy Wafford Duke, Vice		Vicki L. Benjamin, Senior Vice President,
	President and Secretary		Chief Financial Officer and Treasurer

	Date: October 19, 2015		Date: October 19, 2015